EXECUTED

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 24, 2002

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Avenida Kennedy 5454
Vitacura
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENERSIS S.A.

Table of Contents

Santiago, July 19, 2002
Ger. Gen N° 151/2002

Ms. Lucía Canales Lardiez
Deputy Intendent of Securities
Superintendence of Securities and Insurance
Teatinos 120
Santiago

SUBJECT.: Oficio Ord. N°05206 of July 16, 2002.

Madam:

In reply to the requests made in Oficio Ord. N°05206 dated July 16, 2002 issued by the Superintendence, I am pleased to inform you as follows:

1.- As of June 30, 2002, 1% of the consolidated total liabilities of ENERSIS S.A. amounted to the equivalent of US$ 108,746,073 (one hundred eight million seven hundred forty six thousand and seventy three dollars of the United States of America).

2.- A chart has been enclosed in which each debt of ENERSIS S.A. and its domestic and foreign subsidiaries that exceeds that amount is detailed. Such chart includes both the debts with domestic and foreign banks directly or through syndicated credits. In addition, the short term portion of long term bonds has been included.

To date, none of these debts are undergoing a re-negotiation process.

3.- Regarding securities and guarantees of the debts, the only guaranteed debt is the debt incurred by Endesa Chile Internacional, a wholly-owned subsidiary of Empresa Nacional de Electricidad S.A. ("Endesa-Chile"), which has surety from the latter. By the same token, the creditors of the majority of the credits detailed in the chart mentioned in number 2 above required that the indebted companies maintain certain defined indebtedness, interest expense coverage and minimum equity ratios. Besides, in the majority of the credits there are prohibitions for liens and encumbrances upon the assets of the corresponding companies, with the exceptions set forth for each case.

The securities and guarantees mentioned are the ones that habitually are entered into agreements with the creditors in these kinds of operations.

4.- Concerning the acceleration causes –which are also common in the type of credits detailed in the chart mentioned in number 2 above the majority of which the expression "subsidiary" refers to those that are material. I can report to you that the most relevant are the following:

(i) Payment default on the capital or interests of the corresponding debt.

(ii) Payment default on the debt of ENERSIS S.A., Endesa-Chile or of any of their subsidiaries for the amount of US$30 million or more on the date when the payment must be made (either at its due date or due to acceleration).

(iii) Bankruptcy or stoppage of payment of ENERSIS S.A., Endesa-Chile or any of their corresponding subsidiaries.

(iv) Judicial decisions against ENERSIS S.A., Endesa-Chile or of any of their subsidiaries that imply obligations for an amount equivalent to at least US$ 30 million, in the aggregate, and judicial decisions whose content is different from the payment of a money obligation against ENERSIS S.A., Endesa-Chile or any of their subsidiaries that could have a material adverse effect upon ENERSIS S.A. and its consolidated subsidiaries, or Endesa-Chile and its consolidated subsidiaries, in each case taken as a whole.

(v) Governmental action under which the whole or a substantial portion of the property or assets of ENERSIS S.A., Endesa-Chile, or of any of their subsidiaries undergoes nationalization, embargo or expropriation or government actions carried out that could impede the continuity of operations, or a substantial portion thereof, of ENERSIS S.A., Endesa-Chile or of any of their corresponding subsidiaries.

(vi) In some cases, the debt in dollars of the United States of America of ENERSIS S.A. or Endesa-Chile, whichever the case, were classified below "investment grade" by the applicable credit rating agency (which, for all practical purposes is currently Standard & Poor's).

(vii) Breach of the corresponding contract clauses that are not cured in the applicable grace periods, such as the obligations to maintain certain defined indebtedness, interest expense coverage and minimum equity ratios.

Finally, I am pleased to inform you that as of this date we are in compliance with all the covenants, commitments, and guarantees established by the aforementioned debt instruments.

Respectfully yours,

Juan Ignacio Domínguez A.
Adjunct General Manager

c.c.
Stock Exchange
Electronic Stock Exchange of Chile
Stock Exchange of Valparaíso
Risk Classifying Commission

ENERSIS S.A consolidated total liabilities higher than 1% as of june 2002

Borrower Company	Type of instrument	US$ millon
Enersis S.A.	INTERNATIONAL BONDS	300
Enersis S.A.	INTERNATIONAL BONDS	250
Enersis S.A.	INTERNATIONAL BONDS	150
Enersis S.A.	INTERNATIONAL BONDS	220
Enersis S.A.	INTERNATIONAL BONDS	206
Enersis S.A.	INTERNATIONAL BONDS	400
Enersis S.A.	INTERNATIONAL BONDS	400
Endesa Chile Internacional	INTERNATIONAL BONDS	150
Endesa Chile Internacional	INTERNATIONAL BONDS	396
Empresa Eléctrica Pehuenche S.A.	INTERNATIONAL BONDS	170
Endesa Chile	LOCAL BONDS	143
Autopista del Sol S.A.	LOCAL BONDS	132
Enersis S.A.	BANK LOANS	143
Enersis S.A.	BANK LOANS	115
Enersis S.A.	BANK LOANS	200
Enersis S.A.	BANK LOANS	200
Enersis S.A.	BANK LOANS	500
Enersis S.A.	BANK LOANS	150
Endesa Chile Internacional	BANK LOANS	154
Endesa Chile Internacional	BANK LOANS	500
Central Costanera S.A.	SUPLIERS FINANCING	179
Enersis S.A.	INTERCOMPANY LOANS	1,395

Santiago, 19 de julio de 2002
Ger. Gen N° 151/2002

Señorita
Lucía Canales Lardiez
Intendente de Valores Subrogante
Superintendencia de Valores y Seguros
Teatinos 120
Presente

REF.: Oficio Ord. N°05206 de fecha 16 de julio de 2002.

De mi consideración:

En respuesta a lo solicitado en Oficio Ord. N°05206 de fecha 16 de julio de 2002 de esa Superintendencia, informo a Ud. lo siguiente:

1.- Al 30 de junio de 2002, el 1% del pasivo exigible total consolidado de ENERSIS S.A. asciende a la suma equivalente a US$108.746.073 (ciento ocho millones setecientos cuarenta y seis mil setenta y tres dólares de los Estados Unidos de América).

2.- Teniendo presente lo anterior, adjunto a Ud. un cuadro en que se detalla cada deuda de ENERSIS S.A. y de sus filiales nacionales y extranjeras superior al monto expresado precedentemente. Cabe señalar que dicho cuadro comprende tanto la deuda contraída con bancos nacionales y extranjeros en forma directa o mediante créditos sindicados. Asimismo, se incluye la emisión de títulos de deuda vigente (Bonos).

A la fecha, ninguna de estas deudas se encuentra en proceso de renegociación.

3.- Respecto a los resguardos y garantías que tienen las deudas, debe señalarse que la única deuda garantizada es la contraída por Endesa Chile Internacional, filial cien por ciento de Empresa Nacional de Electricidad S.A. (Endesa-Chile), que cuenta con una fianza y codeuda solidaria de esta última. Asimismo, los acreedores en la mayoría de los créditos individualizados en el cuadro mencionado en el número 2 precedente, han exigido a las sociedades deudoras compromisos de mantener determinadas relaciones de endeudamiento, de cobertura de gastos de intereses, y de patrimonio mínimo. También existen en la mayoría de los créditos prohibiciones para constituir gravámenes sobre los activos de las sociedades correspondientes, con las excepciones que se contemplan en cada caso.

Los resguardos y garantías mencionados son los que habitualmente se convienen con los acreedores en este tipo de operaciones.

4.- En relación a las causales de aceleración -que también son usuales en las clases de créditos individualizados en el cuadro mencionado en el número 2 precedente, en la mayoría de los cuales la expresión filial se refiere a aquellas de carácter relevante-, puedo informar a Ud. que las más relevantes son las siguientes:

(i) No pago de capital o intereses de la deuda correspondiente.

(ii) No pago de deuda de ENERSIS S.A., Endesa-Chile o de alguna de sus respectivas filiales por un monto de US$30 millones o más en la fecha en que deba hacerse el pago correspondiente (ya sea a la fecha de su vencimiento o por aceleración).

(iii) Quiebra o cesación de pagos de ENERSIS S.A., Endesa-Chile o alguna de sus respectivas filiales.

(iv) Resoluciones judiciales en contra de ENERSIS S.A., Endesa-Chile o alguna de sus respectivas filiales que impliquen una obligación por un monto equivalente o superior, en su conjunto, a US$30 millones, y resoluciones judiciales cuyo contenido sea diferente del pago de una obligación dineraria en contra de ENERSIS S.A., Endesa-Chile o alguna de sus respectivas filiales que pudiese tener un efecto sustancial adverso sobre ENERSIS S.A. consolidado, o Endesa-Chile consolidado, según sea el caso.

(v) Acción gubernamental en virtud de la cual se nacionaliza, embarga, expropia todo o una parte sustancial de la propiedad o activos de ENERSIS S.A., Endesa-Chile o alguna de sus filiales o se realizan acciones gubernamentales que pudieran impedir la continuidad de las operaciones, o una parte sustancial de ellas, de ENERSIS S.A., Endesa-Chile o alguna de sus respectivas filiales.

(vi) En ciertos casos, la deuda denominada en dólares de los Estados Unidos de América de ENERSIS S.A. o Endesa-Chile, según sea el caso, sea clasificada por debajo de la categoría de "grado de inversión" por parte de la Agencia Clasificadora de Riesgo correspondiente (que, para estos efectos, es Standard & Poor's).

(vii) Incumplimientos de cláusulas del contrato correspondiente que no sean subsanados en los plazos de gracia establecidos, tales como compromisos de mantener determinadas relaciones de endeudamiento, de cobertura de gastos de intereses y de patrimonio mínimo.

Finalmente, informo a Ud. que a la fecha se ha cumplido con todos y cada uno de los resguardos, garantías y compromisos que establecen los instrumentos que documentan la deuda antes indicada.

Saluda atentamente a Ud.,

Juan Ignacio Domínguez Arteaga
Gerente General Adjunto

c.c.
Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo

Deudas Financieras mayores al 1% de los Pasivos Exigibles a Junio de 2002 en Enersis Consolidado

Empresa Deudora	Tipo de instrumento	US$ millones
Enersis S.A.	BONOS INTERNACIONALES	300
Enersis S.A.	BONOS INTERNACIONALES	250
Enersis S.A.	BONOS INTERNACIONALES	150
Enersis S.A.	BONOS INTERNACIONALES	220
Enersis S.A.	BONOS INTERNACIONALES	206
Enersis S.A.	BONOS INTERNACIONALES	400
Enersis S.A.	BONOS INTERNACIONALES	400
Endesa Chile Internacional	BONOS INTERNACIONALES	150
Endesa Chile Internacional	BONOS INTERNACIONALES	396
Empresa Eléctrica Pehuenche S.A.	BONOS INTERNACIONALES	170
Endesa Chile	BONOS LOCALES	143
Autopista del Sol S.A.	BONOS LOCALES	132
Enersis S.A.	PRÉSTAMOS.BANCARIOS	143
Enersis S.A.	PRÉSTAMOS.BANCARIOS	115
Enersis S.A.	PRÉSTAMOS.BANCARIOS	200
Enersis S.A.	PRÉSTAMOS.BANCARIOS	200
Enersis S.A.	PRÉSTAMOS.BANCARIOS	500
Enersis S.A.	PRÉSTAMOS.BANCARIOS	150
Endesa Chile Internacional	PRÉSTAMOS.BANCARIOS	154
Endesa Chile Internacional	PRÉSTAMOS.BANCARIOS	500
Central Costanera S.A.	FINANCIAMIENTO DE .PROVEEDORES	179
Enersis S.A.	PRÉSTAMOS.INTEREMPRESA	1,395

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS, S.A.

Dated: July 24, 2002

By: ____________________

Name: Enrique García

Title: Chief Executive Officer